# Raymond James Financial Electronic EDGAR Proof

**Job Number:**

**Filer:**

**Form Type:**                                    **8-K**

**Reporting Period / Event Date:**                **01/26/12**

**Customer Service Representative:**

**Revision Number:**

(this header is not part of the document)

# EDGAR Submission Header Summary

| | |
|---|---|
| **Submission Type** | 8-K |
| **Live File** | on |
| **Return Copy** | on |
| **Submission Contact** | Jennifer Ackart |
| **Submission Contact Phone Number** | 727-567-4303 |
| **Exchange** | NONE |
| **Confirming Copy** | off |
| **Filer CIK** | 0000720005 |
| **Filer CCC** | xxxxxxxx |
| **Period of Report** | 01/26/12 |
| **Item IDs** | 8.01 |
| **Notify via Filing website Only** | off |
| **Emails** | doug.krueger@raymondjames.com |
| | michael.castellani@raymondjames.com |
| | jennifer.ackart@raymondjames.com |
| | jonathan.oorlog@raymondjames.com |
| | mike.badal@raymondjames.com |
| | megan.nelson@raymondjames.com |
| | rjbank-finance@rjlan.rjf.com |
| | nancy.coan@raymondjames.com |
| | jesus.jimenez@raymondjames.com |

## Documents

| | |
|---|---|
| **8-K** | k812612header.htm |
| | List of Executive Officers |
| **8-K** | submissionpdf.pdf |
| | PDF |

## Module and Segment References

# SEC EDGAR XFDL Submission Header

```xml
<?xml version="1.0"?>
<XFDL version="5.0.0">
        <page sid="PAGE1">
                <combobox sid="SubTable_submissionType_"><value>8-K</value></combobox>
                <radio sid="SubTable_live_"><value>on</value></radio>
                <check sid="SubFlag_returnCopyFlag_"><value>on</value></check>
                <field sid="SubContact_contactName_"><value>Jennifer Ackart</value></field>
                <field sid="SubContact_contactPhoneNumber_"><value>727-567-4303</value></field>
                <popup sid="SubSro_sroId_"><value>NONE</value></popup>
                <check sid="SubFlag_confirmingCopyFlag_"><value>off</value></check>
                <field sid="SubFiler_filerId_"><value>0000720005</value></field>
                <field sid="SubFiler_filerCcc_"><value>aw6c#pmc</value></field>

                <field sid="SubTable_periodOfReport_"><value>01/26/12</value></field>
                <combobox sid="SubItem_itemId_"><value>8.01</value></combobox>
                <combobox sid="SubTable_itemSubmissionType_"><value></value></combobox>
        </page>
        <page sid="PAGE2">
                <field sid="SubDocument_conformedName_"><value>k812612header.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_"><value>8-K</value></combobox>
                <field sid="SubDocument_description_"><value>List of Executive Officers</value></field>
                <data sid="data1"><filename>k812612header.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_1"><value>submissionpdf.pdf</value></field>
                <combobox sid="SubDocument_conformedDocumentType_1"><value>8-K</value></combobox>
                <field sid="SubDocument_description_1"><value>PDF</value></field>
                <data sid="data2"><filename>submissionpdf.pdf</filename><mimedata /></data>
        </page>
        <page sid="PAGE3">
                <check sid="SubFlag_overrideInternetFlag_"><value>off</value></check>
                <field sid="SubInternet_internetAddress_"><value>doug.krueger@raymondjames.com</value></fiel
                <field sid="SubInternet_internetAddress_1"><value>michael.castellani@raymondjames.com</value
                <field sid="SubInternet_internetAddress_2"><value>jennifer.ackart@raymondjames.com</value></
                <field sid="SubInternet_internetAddress_3"><value>jonathan.oorlog@raymondjames.com</value></
                <field sid="SubInternet_internetAddress_4"><value>mike.badal@raymondjames.com</value></field
                <field sid="SubInternet_internetAddress_5"><value>megan.nelson@raymondjames.com</value></fie
                <field sid="SubInternet_internetAddress_6"><value>rjbank-finance@rjlan.rjf.com</value></fiel
                <field sid="SubInternet_internetAddress_7"><value>nancy.coan@raymondjames.com</value></field
                <field sid="SubInternet_internetAddress_8"><value>jesus.jimenez@raymondjames.com</value></fi
        </page>
</XFDL>
```

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

# FORM 8-K

**CURRENT REPORT**
**Pursuant to Section 13 or 15(d) of the**
**Securities Exchange Act of 1934**

**January 26, 2012**
Date of report (date of earliest event reported)

# Raymond James Financial, Inc.

(Exact Name of Registrant as Specified in Its Charter)

**Florida**
(State or Other Jurisdiction of Incorporation)

| **1-9109** | **59-1517485** |
|---|---|
| (Commission File Number) | (IRS Employer Identification No.) |

**880 Carillon Parkway St. Petersburg, FL 33716**
(Address of Principal Executive Offices) (Zip Code)

**(727) 567-1000**
(Registrant's Telephone Number, Including Area Code)

**Not Applicable**
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 8.01 Other Events**

The following list of the Company's Executive Officers who are not Directors reflects recent changes in its senior management, is effective as of February 1, 2012, and replaces the list contained on page 13 of the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2011.

| | | |
|---|---|---|
| Jennifer C. Ackart | 47 | Senior Vice President, Controller |
| Bella Loykhter Allaire | 58 | Executive Vice President – Technology and Operations – Raymond James & Associates, Inc. since June, 2011; Managing Director and Chief Information Officer, UBS Wealth Management Americas, November, 2006 – January, 2011 |
| Paul D. Allison | 56 | Chairman, President and CEO – Raymond James Ltd. since January, 2009; Co-President and Co-CEO – Raymond James Ltd., August, 2008 – January, 2009; Executive Vice President and Vice Chairman, Merrill Lynch Canada, December, 2007 – August, 2008; Executive Vice President and Managing Director, Co-Head of Canada Investment Banking, Merrill Lynch Canada, March, 2001 – December, 2007 |
| James N. Augustine, Jr. | 45 | Executive Vice President – Fixed Income Capital Markets – Raymond James & Associates, Inc. since October, 2011; Senior Vice President, Director – Fixed Income Sales Management – Raymond James & Associates, Inc., June, 2008 – October, 2011; Senior Managing Director – Fixed Income Sales Management, Bear Stearns, March, 2006 – June, 2008 |
| George Catanese | 52 | Senior Vice President and Chief Risk Officer since October, 2005; Director, Internal Audit, November, 2001 – October, 2005 |
| Jeffrey A. Dowdle | 47 | President – Asset Management Services – Raymond James & Associates, Inc. since January, 2005; Senior Vice President – Raymond James & Associates, Inc. since January, 2005 |
| Jeffrey P. Julien | 56 | Executive Vice President – Finance, Chief Financial Officer and Treasurer; Director and/or officer of several RJF subsidiaries |
| Paul L. Matecki | 56 | Senior Vice President – General Counsel, Secretary |
| Steven M. Raney | 46 | President and CEO – Raymond James Bank, N.A. since January, 2006; Partner and Director of Business Development, LCM Group, February, 2005 – December, 2005; various executive positions in the Tampa Bay area, Bank of America, June, 1988 – January, 2005 |
| Jeffrey E. Trocin | 52 | Executive Vice President – Equity Capital Markets – Raymond James & Associates, Inc. |
| Dennis W. Zank | 57 | Chief Operating Officer since January 2012; Chief Executive Officer – Raymond James & Associates, Inc. since January 2012; President – Raymond James & Associates, Inc., December, 2002 – December, 2011 |

Except where otherwise indicated, the executive officer has held his or her current position for more than five years.


**SIGNATURES**


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RAYMOND JAMES FINANCIAL, INC.

Date:  February 1, 2012

By:   /s/ Jeffrey P. Julien
Jeffrey P. Julien
Executive Vice President – Finance,
Chief Financial Officer and Treasurer